UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

December 2017

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 30, 2017, Merus N.V. (the “Company”) issued a press release (the “Press Release”) announcing the Company’s financial results for the three month period ended September 30, 2017.

The unaudited financial statements of the Company for the three and nine month periods ended September 30, 2017 and 2016 are furnished herewith as Exhibit 99.1 to this Report on Form 6-K, and the Press Release is furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited financial statements for Merus N.V. for the three and nine month periods ended September 30, 2017 and 2016.

99.2	Press Release of Merus N.V., announcing the Company’s unaudited consolidated financial results for the three month period ended September 30, 2017, dated November 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: December 1, 2017	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	Chief Executive Officer